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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   FORM 12B-25

                                              Commission File Number:  000-08698

                           NOTIFICATION OF LATE FILING

(Check One):
(X) Form 10-KSB     ( ) Form 20-F        ( ) Form 11-K    ( ) Form 10-Q
( ) Form N-SAR      ( ) Form N-CSR

         For Period Ended:  September 30, 2003

( ) Transition Report on Form 10-K           ( ) Transition Report on Form 10-Q
( ) Transition Report on Form 20-F           ( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

         For the Transition Period Ended:
                                         ---------------------------------------

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant:  Concorde Gaming Corporation ("Registrant")

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office (Street and Number):  3290 Lien Street

City, State and Zip Code:  Rapid City, South Dakota  57702


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                                     PART II

                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (X)   (a)   The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable effort or expense;

         (X)   (b)   The subject annual report, semi-annual report, transition
                     report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
                     Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         ( )   (c)   The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant has not completed all of the necessary processes required to finalize its Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003 and therefore is unable to file the subject Form 10-KSB within the prescribed time period.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Jerry L. Baum              (605)                      341-7738
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                (Name)               (Area Code)              (Telephone Number)




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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      (X) Yes             ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      (X) Yes             ( ) No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates it will report that total gross revenue for the fiscal year ended September 30, 2003 was $24.3 million compared to $23.8 million for the fiscal year ended September 30, 2002, and that net revenue for the fiscal year ended September 30, 2003 was $21.3 million compared to $21.0 million for the fiscal year ended September 30, 2002.

         The Registrant also anticipates it will report that income from operations was $1.3 million for the fiscal year ended September 30, 2003 compared to $2.0 million for the fiscal year ended September 30, 2002.

         The Registrant also anticipates it will report that net loss available to common stockholders was $0.9 million for the fiscal year ended September 30, 2003 compared to net income available to common stockholders of $0.6 million for the fiscal year ended September 30, 2002.


                           CONCORDE GAMING CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2003                  By: /s/ Jerry L. Baum
                                             -----------------------------------
                                             Jerry L. Baum
                                             President, Chief Executive Officer
                                             and Interim Chief Financial Officer



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